December 19, 2023

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

European Investment Bank
Registration Statement Pursuant to Schedule B
(Registration Number 333-274695)
Acceleration Request
Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the European Investment Bank (the “Registrant”) hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement, as amended, to 12:00 p.m. on December 21, 2023, or as soon as practicable thereafter.

Very truly yours,

EUROPEAN INVESTMENT BANK

By:	/s/ Cyril Rousseau
	Name:	Cyril Rousseau
	Title:	Director General Finance Directorate

By:	/s/ Marco Zimmermann
	Name:	Marco Zimmermann
	Title:	Director Global Head of Treasury and Capital Markets